SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK (SERIES 2005)

(Title of Class of Securities)

165167867

165167859

(CUSIP Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

713-221-1327

713-221-2113 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 23, 2007 (the “Schedule TO”) and relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 3.50 shares plus (ii) a number of shares of common stock equal to $27.60 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of the Company’s 5.00% Cumulative Convertible Preferred Stock (Series 2005), on the terms and subject to the conditions described in the Offer to Exchange, dated October 23, 2007 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Company’s common stock will be calculated pursuant to the procedure set forth in the Offer to Exchange. The Offer to Exchange and the accompanying Letter of Transmittal were previously filed as Exhibit (a)(1) to the Schedule TO.

The Schedule TO was, and this Amendment No. 1 is, being filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal, is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements

Item 10 of the Schedule TO is hereby amended and restated to read as follows:

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Summary Consolidated Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information

The information set forth in the Offer to Exchange in the section entitled “Summary Consolidated Financial Data—Pro Forma Financial Data” is incorporated herein by reference.

Item 10 of the Schedule TO, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

The section entitled “Where You Can Find More Information” on page 58 of the Offer to Exchange is hereby amended and supplemented by replacing the second and third bullet points thereunder with the following:

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•

our Current Reports on Form 8-K filed on January 16, 2007, January 19, 2007, January 23, 2007, February 2, 2007, March 16, 2007, April 17, 2007, May 2, 2007 (Items 5.03 and 9.01), May 10, 2007, May 15, 2007, May 24, 2007, June 12, 2007, June 13, 2007 (two reports on same date), July 11, 2007, July 17, 2007, August 14, 2007, September 7, 2007, October 5, 2007, October 9, 2007, October 19, 2007 and November 8, 2007, in each case, excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2007

CHESAPEAKE ENERGY CORPORATION

By:	/S/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

*(a)(1)	Offer to Exchange, dated October 23, 2007, and related Letter of Transmittal.

*(a)(2)	Press Release, dated October 23, 2007.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on October 23, 2007.